June 15, 2001

The Dixie Group, Inc.
185 South Industrial Blvd.
Calhoun, GA 30701

Attention: Gary Harmon

     Re: Request for Waiver

Ladies and Gentlemen:

     We refer to that certain Credit Agreement, dated as of March 31, 1998, as amended by that certain First Amendment to Credit Agreement, effective December 26, 1998, as further amended by that certain Second Amendment to Credit Agreement, effective October 5, 2000, and as further amended by that certain Third Amendment to Credit Agreement, effective as of November 2, 2000 ("Credit Agreement") by and among The Dixie Group, Inc., a Tennessee corporation (the "Borrower"), SunTrust Bank, formerly known as SunTrust Bank, Atlanta, a Georgia banking corporation ("SunTrust"), the other banks and lending institutions from time to time party thereto, and any assignees of SunTrust or such other banks and lending institutions, (SunTrust, and such other banks, lending institutions, and assignees referred to collectively as "Lenders"), SunTrust Bank, as administrative agent for the Lenders (in such capacity, the "Administrative Agent") and Bank of America, N.A., formerly known as NationsBank, N.A., as documentation agent (the "Documentation Agent"). Capitalized terms used herein and not otherwise defined shall have the meanings assigned to such terms in the Credit Agreement.

     You have informed us that as of March 31, 2001 (i) the Total Funded Debt to EBITDA Ratio was not less than 5.5:1.0 as required by Section 8.11(a) of the Credit Agreement and (ii) the Senior Funded Debt to EBITDA Ratio was not less than 3.5:1.0 as required by Section 8.11(b) of the Credit Agreement. As you have requested, we hereby waive any Events of Default that have arisen as a result of your failure to comply with (y) Section 8.11(a) (so long as the Total Funded Debt to EBITDA Ratio for the fiscal quarter ending on March 31, 2001 does not exceed 6.0:1.0) and (z) Section 8.11(b) (so long as the Senior Funded Debt to EBITDA Ratio for the fiscal quarter ending on March 31, 2001 does not exceed 4.0:1.0), for the fiscal quarter ending on March 31, 2001 until 12:00 noon on July 20, 2001.

     You have also informed us that you anticipate that as of April 30, 2001 and May 30, 2001, the Interest Coverage Ratio will not be greater than 2.5:1.0 as required by Section 8.11(c) of the Credit Agreement. We therefore agree to waive any Event of Default that will result from you anticipated failure to comply with Section 8.11(c) of the Credit Agreement for the fiscal months ending on April 30, 2001 and May 30, 2001 so long as the Interest Coverage Ratio for such month is not less than 2.00:1.0.

     The waiver set forth above is limited solely to the matters stated above and shall not be deemed to be a waiver or amendment of any other provision of the Credit Agreement. As modified hereby, the Credit Agreement shall remain in full force and effect. This waiver letter shall be governed by, and construed in accordance with the internal laws (and not the laws of conflicts), of the State of Georgia and all applicable laws of the United States of America.

Very truly yours,

SUNTRUST BANK, formerly known as SunTrust Bank, Atlanta, individually and as Administrative Agent

By_____________________________
     Name: Kristina L. Anderson
     Title: Director

BANK OF AMERICA, N.A., formerly known as Nationsbank, N.A., individually and as Documentation Agent

By:____________________________
     Name: John F. Register
     Title: Principal

SOUTHTRUST BANK, formerly known as Southtrust Bank, National Association

By: ____________________________
     Name:
     Title:

FIRST UNION NATIONAL BANK

By: ____________________________
     Name: David J.C. Silander
     Title: Vice President

THE CHASE MANHATTAN BANK

By:_________________________
     Name: James A. Knight
     Title: Vice President

Acknowledged:

THE DIXIE GROUP, INC.

By:_______________________________
     Name: Gary A. Harmon
     Title: Vice President & Chief Financial Officer

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